U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 7)

TBC GLOBAL NEWS NETWORK, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

872184-10-6
(CUSIP Number)

Glenn W. McMachen, Sr.
TBC Global News Network, Inc.
130 West Kentucky Avenue
Franklin, Kentucky 42134
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only):  John J. Fleming.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)

(b)

3.  SEC Use Only:

4.  Source of Funds (See Instructions):
     OO

5.  Check if Disclosure of  Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 75,250,354

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  75,250,354

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons (combined): 75,250,354

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13. Percent of Class Represented by Amount in Row (11):  1.77% (as of March 22, 2010)

14.  Type of Reporting Person:  IN

ITEM 1.    SECURITY AND ISSUER.

TBC Global News Network, Inc.
Common Stock, $0.001 par value
130 West Kentucky Avenue
Franklin, Kentucky 42134

ITEM 2.    IDENTITY AND BACKGROUND.

(a)	John J. Fleming.

(b)	1535 Blackjack Road, Franklin, Kentucky 42134.

(c)	Occupation: former director and former president of the Issuer, which is now in the boat business.

(d)	During the last five years, such person has not been convicted in a criminal proceeding.

(e)	During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	Citizenship: United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 22, 2010, Mr. Fleming returned 75,250,354 shares of common stock owned by him to the Issuer for cancellation and return to treasury in connection with the transaction described in Item 6 below.

ITEM 4.    PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)
75,250,354 shares owned by Mr. Fleming under the beneficial ownership rules of the Securities and Exchange Commission.  This amount represents, as of March 22, 2010, 1.77% of the outstanding common stock of the Issuer.

(b)	Mr. Fleming has sole voting and dispositive power with respect to 75,250,354 shares reported.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: March 22, 2010.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 19, 2010, the Company entered into a Purchase and Sale Agreement (“Agreement”) with Sterling Yacht Sales, Inc., and it stockholders, Glenn W. McMachen, Sr., and Arlene McMachen.  Under the terms of this agreement, the Company is acquiring 100% of the issued and outstanding common stock of Sterling.  In return, the Company will issue restricted shares of Company common stock to Sterling’s stockholders in an aggregate amount resulting in an 82.5% ownership of the Company by those individuals.  Under the terms of the Agreement, all of the then current directors of the Issuer agreed to forfeit and return to the Issuer 50% of their current Company common stock holdings.  As a result, Mr. Fleming returned 75,250,354 shares of common stock to the Issuer

ITEM  7.    MATERIAL TO BE FILED AS EXHIBITS.

Purchase and Sale Agreement between TBC Global News Network, Inc., on the one hand, and Sterling Yacht Sales, Inc., Glenn W. McMachen, Sr., and Arlene McMachen, on the other hand, dated March 19, 2010 (attached as Exhibit 10 to the Form 8-K filed on March 24, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

John J. Fleming

Date: March 24, 2010	/s/ John J. Fleming

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